Exhibit (b)(3)
[LETTERHEAD OF BANK C]
Margaret K. Dorman
Senior Vice President & Chief Financial Officer
Smith International, Inc.
16740 East Hardy Road
Houston, TX
77032
July 8th, 2008
Re: Proposed $1.0 Billion Senior Unsecured Term Loan Facility (the “Term Facility”) and $1.0 Billion Senior Unsecured Bridge Loan Facility (the “Bridge facility”) for Smith International, Inc. (“Smith”) (such credit facilities, the “Facilities”)
Dear Margaret:
I refer to the attached Summary of Terms and Conditions (the “Terms”) for the Facilities, and am pleased to advise Smith on behalf of [Bank C] that subject to: (i) the execution and delivery of documentation in form and substance satisfactory to [Bank C] in its sole discretion on or before August 31st, 2008 (substantially in accordance with the Terms, but subject to modifications or clarifications thereof satisfactory to [Bank C] regarding legal and regulatory compliance) and (ii) payment to [Bank C] of the fees described in the Terms, [Bank C] is pleased to commit up to $200 million to the Term Facility and $200 million to the Bridge Facility. [Bank C] agrees that allocations will be made at Smith’s discretion, provided that such allocations shall be pro rata to the Facilities.
Sincerely,
[Signature Pages Redacted]

Confidential Indicative Terms & Conditions
Smith International, Inc.
$1.0 Billion Senior Unsecured Term Loan Facility
$1.0 Billion Senior Unsecured Bridge Loan Facility
Summary of Terms and Conditions

I.	General

	Borrower:	Smith International, Inc., a Delaware corporation (“Borrower”).

	Purpose:	Proceeds shall be used to (i) fund the cash consideration payable to W-H Energy shareholders in connection with the exchange offer (“Transaction”), (ii) repay amounts outstanding under the W-H Energy revolving credit facility, (iii) pay fees and expenses incurred in connection with the Transaction and (iv) other general corporate purposes.

II.	Term Loan Facility

	Type and Amount of Facility:	USD$1.0 Billion Senior Unsecured Term Loan Facility (“Term Loan”)

	Maturity:	June 30, 2012

	Availability:	Amounts provided under the Term Loan available on July 25, 2008 with a Closing Date no later than August 31, 2008.

	Repayment:	Payable in eight (8) semi-annual payments of $125.0 million each June 30 and December 31 commencing on December 31, 2008 with the final payment due on June 30, 2012.

	Interest Rates:	Term Loan will bear interest at either a (i) Base Rate or (ii) LIBOR plus an applicable margin of 70.0 basis points based on the Borrower’s current credit rating.

III.	Bridge Loan Facility

	Type and Amount of Facility:	USD$1.0 Billion Senior Unsecured Bridge Loan Facility (“Bridge Loan”)

	Maturity:	364-days from Closing

Confidential Indicative Terms & Conditions

	Availability:	Amounts provided under the Bridge Loan available on July 25, 2008 with a Closing Date no later than August 31, 2008.

	Repayment:	Upon the earlier of (i) receipt of proceeds from a debt capital markets transaction or (ii) Maturity.

	Fees:	In the event the Bridge Loan remains outstanding on January 1, 2009, Borrower will pay Lenders a fee of 35.0 basis points on any balances outstanding.

	Interest Rates:	Bridge Loan will bear interest at either a (i) Base Rate or (ii) LIBOR plus an applicable margin of 70.0 basis points based on the Borrower’s current credit rating.

IV.	Certain Documentation Matters
The Credit Documentation shall contain representations, warranties, covenants and events of default and cross default customary for financings of this type and other terms deemed appropriate by the Lenders, including, without limitation:

	Financial, Affirmative and Negative Covenants:	Consistent with the terms and conditions as set forth in the Borrower’s current Revolving Credit Facility.

	Events of Default:	Consistent with the terms and conditions as set forth in the Borrower’s current Revolving Credit Facility.

2

SMITH
July 2, 2008